Investor Relations INTERNATIONAL
FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
OCTOBER 30, 2007
LJ INTERNATIONAL RECEIVES NASDAQ ADDITIONAL STAFF
DETERMINATION LETTER, NAMES THREE NEW BOARD
MEMBERS
LETTER CITES DEFICIENCIES IN INDEPENDENT DIRECTORS AND AUDIT
COMMITTEE MEMBERS; NEW INDEPENDENT DIRECTORS ALSO NOW
SERVE ON AUDIT COMMITTEE
HONG KONG and LOS ANGELES, October 30, 2007 — LJ International Inc. (LJI) (NASDAQ: JADE), one of the fastest-growing jewelry companies in the world and, through its ENZO brand, the largest foreign jewelry retailer in China, today announced that it has received an Additional Staff Determination Letter on October 25, 2007 indicating that it does not meet the majority independent director and audit committee requirements for continued listing on The Nasdaq Stock Market under Marketplace Rules 4350(c)(1) and 4350(d)(2), respectively. In addition, the Company is not eligible for the cure period provided in Marketplace Rule 4350.
As a result, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.
In order to cure this deficiency, the Company has appointed three new independent non-executive members, effective October 29, 2007, to its Board of Directors and to its Audit Committee. The new Board members replace the three former independent directors (who had also comprised LJI’s Audit Committee), who resigned as announced by the Company on October 17, 2007.
LJI intends to present its views with respect to this additional deficiency to the Nasdaq Listing Qualifications Panel in writing no later than November 1, 2007 for consideration by the Panel in rendering a determination regarding the Company’s continued listing on The Nasdaq Global Market.
The three new independent directors are:

•	Deng Xiang Xiong. Mr. Deng, 42, serves on the Audit and Nominating committees. He has served as a Director of Intermost Corp. since August 2005 and was appointed Acting Chief Executive Officer of that company from August 2005 to September 2007. Mr. Deng graduated from Shenzhen University (Bachelor of Law) and Shanghai Jiao Tong University (MBA). He is a member of the Shenzhen Board of Arbitration and formerly the General Manager of a number of state-owned and private enterprises. He is experienced in both capital management and investment banking.

•	Wang Jin. Mr. Wang, 36, serves as chair of the Audit Committee and a member of the Nominating and Compensation committees. He is currently Vice President of the Shenzhen Shengwei Taxation Co. Ltd. and has held that position since January 2006. Before that, he served in a number of posts with responsibilities for financial management and auditing. These include Project Manager of the Audit Department at the accounting firm Shenzhen Changcheng (2004-2005), Assistant Financial Manager at Shenzhen Jinggong Design and Decoration Co. Ltd. (2003-2004) and Manager of the Finance Department at Jiaguo Trading (Shenzhen) Co. Ltd., a wholly owned subsidiary of Bank of China Group Investment Co. Ltd (1997-2003).

•	Yu Jieyun. Ms. Yu, 41, serves on the both the Audit and Compensation committees. She is currently Assistant Manager of Finance at the headquarters of the Bank of China Group Insurance Co. Ltd. and General Manager of Finance at the company’s Shenzhen Branch Office. She has held these positions since June 2003. Earlier, she served in finance management positions for Midland Realty (Shenzhen) Co. Ltd. (2001-2002), Intermost Corp. (1998-2001) and Guanghua Zhaori Production Co. Ltd. (1992-1998). Before that she was a statistician and auditor (1998-2002) at the Shenzhen Culture Bureau.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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